FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of October 2007
October 4, 2007

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

SIGNATURES
EXHIBIT A NOTICE OF 2007 ANNUAL GENERAL MEETING OF BSKYB
EXHIBIT B PROXY FORM SENT TO HOLDERS OF ORDINARY SHARES
EXHIBIT C DEPOSITARY’S PROXY FORM FOR HOLDERS OF ADRS EVIDENCING ORDINARY SHARES

     Annexed hereto is a copy of the 2007 Notice of Annual General Meeting of British Sky Broadcasting Group plc (“BSkyB”) which has been sent to holders of Ordinary Shares and to holders of American Depositary Receipts (“ADRs”) in connection with the Annual General Meeting of BSkyB to be held on November 2, 2007 in London, England.
     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: October 4, 2007	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit A
Notice of Annual General Meeting 2007
British Sky Broadcasting Group plc

Exhibit A

Contents
2 Chairman’s letter
4 Biographies of Directors seeking reappointment
5 Notice of Annual General Meeting
6 Notes
7 Appendix
A letter from the Chairman to shareholders including the Notice of Annual General Meeting.
To be held at:
The Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on Friday 2 November 2007 at 9.00am.
This document is important and requires your immediate attention.
If you are in doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
If you have sold or transferred all your ordinary shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

Chairman’s letter
Dear Shareholder,
Annual General Meeting
This year’s Annual General Meeting is to be held at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on Friday 2 November 2007 at 9.00am. The Notice of Annual General Meeting, which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.
Resolution 2
Final dividend
A final dividend for the year ended 30 June 2007 of 8.9 pence per ordinary share of 50p each in the capital of the Company is recommended by the Directors for payment to shareholders who are on the register at the close of business on 26 October 2007. It is proposed that shareholders declare this dividend by passing this Resolution. If so declared the date of payment of the final dividend will be 16 November 2007.
Resolutions 3 to 9 (inclusive)
Reappointment of Directors
Resolutions 3, 4, 5 and 6 deal with the reappointment of Jeremy Darroch, Andrew Higginson, Gail Rebuck and Lord Rothschild. Resolutions 7, 8 and 9 deal with the annual reappointment of David F. DeVoe, Arthur Siskind and myself in accordance with requirement A.7.2 of the Combined Code, as we have all served as Non-Executive Directors for longer than nine years. Biographies of each of the Directors seeking reappointment can be found on page 4 of this document. Andrew Higginson, Gail Rebuck and Lord Rothschild are Non-Executive Directors, who are considered by the Board to be independent. The Board has confirmed, following a performance review, that all Directors standing for reappointment at the forthcoming Annual General Meeting continue to perform effectively and demonstrate commitment to their roles. In accordance with Article 116 of the Company’s Articles of Association your Directors inform you that in relation to Resolution 8, concerning my reappointment, I am seventy-six years of age.
Resolution 11
Remuneration Report
It is mandatory for all listed companies to put their Report on Directors’ Remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director. The Report on Directors’ Remuneration is summarised on pages 29 to 34 of the Annual Review and set out in full in the Annual Report.
Resolution 12
Political donations
Resolution 12 is designed to deal with the rules on political donations contained in the Companies Act 2006 (the “2006 Act”). Under the rules, political donations to any political parties, independent election candidates or political organisations or the incurring of political expenditure are prohibited unless authorised by shareholders in advance. What constitutes a political donation, a political party, a political organisation, or political expenditure is not easy to decide, as the legislation is capable of wide interpretation. Sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties, and support for bodies representing the business community in policy review or reform, may fall within this. Therefore, notwithstanding that we have not made a political donation in the past, and we have no intention either now or in the future of making any political donation or incurring any political expenditure in respect of any political party, political organisation or independent election candidate, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the Annual General Meeting of the Company held on 3 November 2006 (with certain technical amendments to the Resolution required by the political donations provisions in the 2006 Act which replace the provisions in the Companies Act 1985 from 1 October 2007). This will allow the Company to continue to support the community and put forward its views to wider business and Government interests without running the risk of being in breach of the law. As permitted under the 2006 Act, the Resolution has also been extended to cover any political donations made, or political expenditure incurred, by any subsidiaries of the Company. The 2006 Act has increased the categories covered by the rules from two to three: political parties and independent election candidates, political organisations and political expenditure. The Board has decided to retain the cap of £100,000 per category which would increase the aggregate cap for authorised political donations or political expenditure from £200,000 to £300,000.
Resolution 13
Allotment of share capital
At the Annual General Meeting of the Company held on 3 November 2006, the Directors were given authority to allot ordinary shares in the capital of the Company up to a maximum nominal amount of £295,000,000 representing approximately 33% of the Company’s then nominal issued ordinary share capital. This authority expires at the end of the Annual General Meeting on
2 November 2007. Your Board considers it appropriate that a further similar authority be granted to allot ordinary shares in the capital of the Company up to a maximum nominal amount of £289,000,000 (representing approximately 33% of the Company’s nominal issued ordinary share capital as at 11 September 2007, being the latest practical date prior to publication of this circular) in the period up to the conclusion of the Annual General Meeting in 2008. As at the date of this letter, the Company does not hold any ordinary shares in the capital of the Company in treasury. Again, the Directors have no present intention of exercising this authority.
Resolution 14
Disapplication of statutory pre-emption rights
This Resolution will empower the Directors to allot ordinary shares in the capital of the Company, for cash on a non-pre-emptive basis (a) in connection with a rights issue and (b) (otherwise than in connection with a rights issue) up to a maximum nominal value of £43,500,000, representing approximately 5% of the nominal issued ordinary share capital of the Company as at
11 September 2007 (being the latest practical date prior to publication of this circular).
Resolution 15
Adoption of new Articles
The purpose of this Resolution is to adopt new Articles of Association to, amongst other things, reflect certain provisions of the 2006 Act which will be in force at the date of the 2007 Annual General Meeting. The principal changes relate to electronic communications with shareholders and shareholder meetings and resolutions.
The proposed new Articles of Association will permit the Company to use electronic communications for all notices, documents and information to be sent to shareholders, in accordance with individual shareholder preference. In addition, the new Articles of Association will enable the Company to use website communication with shareholders as the default position.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

In order to take advantage of these changes introduced by the 2006 Act and subject to the passing of this Resolution at the forthcoming Annual General Meeting, the Company is asking each individual shareholder for their consent to receive communications from the Company via the Company’s website. We have enclosed with your documentation for the Annual General Meeting a Shareholder Communications Election Form attached to your Form of Proxy which outlines the options available to you with regard to receiving further communications from the Company. Please read the notes on the Shareholder Communications Election Form carefully before deciding which option to choose.
A shareholder who has received a document electronically will be able to ask for a hard copy at any time and shareholders will be able to revoke their consent to receive electronic communications at anytime.
The provisions of the 2006 Act regarding shareholder meetings and resolutions will come into force on 1 October 2007 and will replace the existing provisions of the Companies Act 1985. It is proposed that amendments to the Articles of Association are adopted in relation to meetings and resolutions to ensure consistency with the 2006 Act.
It is also proposed that the Articles of Association in relation to meetings and resolutions be updated: (a) to introduce appropriate security measures to ensure the safety of those attending a general meeting; (b) to enable the Company to hold satellite meetings; and (c) to enable the Chairman of a general meeting to adjourn the meeting without the consent of the meeting for reasons of orderly conduct and security.
A further change to the Articles of Association is proposed, in line with the 2006 Act, to extend the scope of potential indemnities which may be granted to directors of pension trustee companies.
For a more detailed explanation of these and other minor amendments please refer to the Appendix to this document on pages 7 to 8.
A copy of the current and new Articles of Association that reflect these changes will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company from the date of posting this document up to and including the date of the meeting. Copies will also be available at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on the morning of the Annual General Meeting from 15 minutes prior to the meeting until its conclusion.
Action to be taken
A Form of Proxy for use by shareholders in connection with the Annual General Meeting is enclosed. Electronic Proxy Appointment (“EPA”) is available for this year’s Annual General Meeting. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by Lloyds TSB Registrars at www.sharevote.co.uk. CREST members may use the CREST electronic proxy appointment service to submit their proxy appointment in respect of the Annual General Meeting. Further information regarding the appointment of proxies and voting can be found on page 6 of this document. Please note that all proxy votes and appointments, whether postal or electronic, must be received by the Registrar by 9.00am on
31 October 2007.
Electronic Shareholder Communications
If you wish to continue receiving the Company’s shareholder information (e.g. Annual Report, Annual Review, Notice of Meeting, Form of Proxy, circulars) in hard copy please complete the Shareholder Communications Election Form by selecting option 3. This form, which is attached to the Form of Proxy included in this pack, should be returned to the Registrar in the envelope provided by no later than 31 October 2007. Please read the notes on the form carefully before deciding which option to choose. If you do not return your form by this date then, subject to the passing of Resolution 15, you will be deemed to have consented to receive such information via the Company’s website and you will be notified by post (or, where you have previously registered online at www.shareview.co.uk, electronically) whenever documentation is available. If you would prefer to be notified electronically (and you have not previously registered online at www.shareview.co.uk) please select option 1 on the Shareholder Communications Election Form or register online at www.shareview.co.uk and we will send you an email notifying you whenever a document has been made available on the website.
Shareholders may amend their instructions or provide new instructions at any time by notice in writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UQ.
Voting
Voting on all Resolutions will be way of a poll. In line with many other public companies we will this year be giving shareholders who attend the meeting in person or by proxy the opportunity to vote on Resolutions at the Annual General Meeting using a hand held electronic voting system. This will record all votes cast on each Resolution and display them on a screen providing immediate detailed results for shareholders to see.
Recommendation
The Board believes that the adoption of all of the Resolutions is in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of such Resolutions as they intend to do in respect of their own beneficial holdings of 188,590 ordinary shares in the capital of the Company in aggregate, representing approximately 0.01% of the ordinary shares currently in issue.
Yours sincerely,
Rupert Murdoch
Chairman
11 September 2007
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

Biographies of Directors seeking reappointment
Jeremy Darroch (age 45)
Executive Director
Jeremy Darroch was appointed as Chief Financial Officer (“CFO”) and a Director of the Company on 16 August 2004. Mr Darroch joined DSG International plc (“DSG”), formerly Dixons Group plc, in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to DSG, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. In February 2006 Mr Darroch was appointed as a Non-Executive Director of Marks & Spencer Group plc. Mr Darroch is a member of the 100 Group of Finance Directors.
David F. DeVoe (age 60)
Non-Executive Director
David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its CFO since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of News America Incorporated (“NAI”) since January 1991 and a Senior Executive Vice President since January 1998. Mr DeVoe has been a Director of Fox Entertainment Group (“FEG”) since 1991 and its Senior Executive Vice President and Chief Financial Officer since August 1998. Mr DeVoe has been a Director of Star Group Limited (“Star”) since July 1993, a Director of NDS Group plc (“NDS”) since October 1996, a Director of Gemstar-TV Guide International, Inc. (“Gemstar”) since June 2001 and a Director of DIRECTV Group, Inc. (“DIRECTV”) since December 2003.
Andrew Higginson (age 50)
Independent Non-Executive Director •
Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc (“Tesco”). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.
Rupert Murdoch (age 76)
Non-Executive Director and Chairman
Rupert Murdoch was appointed as a Director of the Company in November 1990 and was appointed Chairman in June 1999. Mr Murdoch has been Chief Executive Officer (“CEO”) of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.
Gail Rebuck CBE(age 55)
Independent Non-Executive Director •
Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited (“Random House”), one of the UK’s leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing (“Century”). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government’s Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year’s Honours List.
Lord Rothschild (age 71)
Independent Non-Executive Director and Deputy Chairman o
Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild relinquished the position of Senior Independent Non-Executive Director on 12 June 2007. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschild Assurance, the life assurance company now part of St James’s Place Capital plc. Lord Rothschild is also a nominee to the board of directors of the general partner of the Blackstone Group. In addition to his career in the world of finance, he has been involved in philanthropy and public service.
Arthur Siskind (age 68)
Non-Executive Director o
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind was an Adjunct Professor of Law at the Georgetown Law Center from 2005 to 2007. Mr Siskind has been an Adjunct Professor of Law at the Cornell Law School since 2007. Mr Siskind has been a member of the Bar of the State of New York since 1962.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

Notice of Annual General Meeting
British Sky Broadcasting Group plc
Notice is hereby given under the authority of the Board that the Annual General Meeting of British Sky Broadcasting Group plc (the “Company”) will be held at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on Friday 2 November 2007 at 9.00am for the following purposes:
To consider and, if thought fit, pass the following Resolutions, of which Resolutions 1 to 13 will be proposed as Ordinary Resolutions and Resolutions 14 and 15 will be proposed as Special Resolutions.
1.	To receive the financial statements for the year ended 30 June 2007, together with the report of the Directors and Auditors thereon.

2.	To declare a final dividend for the year ended 30 June 2007.

3.	To reappoint Jeremy Darroch as a Director.

4.	To reappoint Andrew Higginson as a Director.

5.	To reappoint Gail Rebuck as a Director.

6.	To reappoint Lord Rothschild as a Director.

7.	To reappoint David F. DeVoe as a Director.

8.	To reappoint Rupert Murdoch as a Director.

9.	To reappoint Arthur Siskind as a Director.

10.	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration.

11.	To approve the Report on Directors’ Remuneration for the year ended 30 June 2007.

12.	That, in accordance with Sections 366 and 367 of the Companies Act 2006 (the “2006 Act”), the Company and all companies that are subsidiaries of the Company at the time at which this Resolution is passed or at any time during the period for which this Resolution has effect are authorised to:

(a)	make political donations to political parties or independent election candidates, as defined in Sections 363 and 364 of the 2006 Act, not exceeding £100,000 in total;

(b)	make political donations to political organisations other than political parties, as defined in Sections 363 and 364 of the 2006 Act, not exceeding £100,000 in total; and

(c)	incur political expenditure, as defined in Section 365 of the 2006 Act, not exceeding £100,000 in total;

during the period beginning with the date of the passing of this Resolution and ending on 31 December 2008 or, if sooner, the conclusion of the Annual General Meeting of the Company to be held in 2008 provided that the authorised sum referred to in paragraphs (a), (b) and (c) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day in which the Company enters into any contract or undertaking in relation to the same.

13.	That:

(a)	the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 as amended (the “1985 Act”) to exercise for the period ending on the date of the next Annual General Meeting all the powers of the Company to allot relevant securities up to a maximum nominal amount of £289,000,000 (being approximately 33% of the nominal issued ordinary share capital of the Company);

(b)	by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors shall be entitled to allot relevant securities pursuant to such offer or agreement as if this authority had not expired and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked; and

(c)	for the purposes of this Resolution, words and expressions defined in or for the purposes of Part IV of the 1985 Act shall bear the same meanings herein.

14.	That:

(a)	subject to the passing of Resolution 13 set out in the notice convening the Annual General Meeting of which this Resolution forms part, the Directors, pursuant to Section 95 of the 1985 Act, be empowered to allot equity securities, within the meaning of Section 94 of the 1985 Act, for cash pursuant to and during the period of the authority conferred by Resolution 13, as if Section 89(1) of the 1985 Act did not apply to any such allotment,
(i)	in connection with a rights issue; and

(ii)	(otherwise than in connection with a rights issue) up to an aggregate nominal amount of £43,500,000 (being approximately 5% of the nominal issued ordinary share capital of the Company);
(b)	by such power the Directors may during such period make offers or agreements which would or might require equity securities to be allotted after the expiry of such period; and

(c)	for the purposes of this Resolution:
(i)	“rights issue” means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory); and

(ii)	words and expressions defined in or for the purposes of Part IV of the 1985 Act shall bear the same meanings herein.
15.	That the Articles of Association of the Company, contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2007 Annual General Meeting.
By Order of the Board,
David Gormley
Company Secretary
Registered Number: 2247735
Registered Office
Grant Way
Isleworth
Middlesex TW7 5QD
11 September 2007
Notes regarding the appointment of a proxy and voting can be found on page 6 of this document.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

Notes
1.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company (the “Register”) as at 6.00pm on 31 October 2007 (the “Specified Time”) shall be entitled to attend or vote at the Annual General Meeting (“AGM”) in respect of the number of ordinary shares in the capital of the Company registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register by 6.00pm two days prior to the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the notice.

2.	Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Form of Proxy, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

3.	Electronic proxies: You may, if you wish, appoint your proxy electronically at www.sharevote.co.uk. You will need your Reference Number, Card I.D. and Account Number (this is the series of 24 numbers printed under your name on the Form of Proxy). Alternatively, if you have already registered with Lloyds TSB Registrars on-line portfolio service, Shareview, you can submit your Form of Proxy at www.shareview.co.uk (click on ‘Company Meetings’). Full instructions are given on both websites. The proxy appointment and instructions should reach Lloyds TSB Registrars not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Please note that any electronic communication found to contain a computer virus will not be accepted.

4.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 2 November 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5.	As at 11 September 2007 (being the last business day prior to the publication of this notice), the Company’s issued share capital consists of 1,752,842,559 ordinary shares, carrying one vote each. Therefore, the total number of voting rights in the Company as at 11 September 2007 is 1,752,842,559.

6.	The following documents will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company from the date of posting of this document, up to, and including, the date of the AGM, and also at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on the morning of the AGM from 15 minutes prior to the meeting until its conclusion:
(i)	copies of the Executive Directors’ service contracts;

(ii)	copies of the terms of appointment for Non-Executive Directors; and

(iii)	a copy of the existing Articles of Association of the Company together with a copy of the new Articles of Association proposed to be adopted by the Company pursuant to Resolution 15 set out in this notice.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

Appendix
Proposed new Articles
The new Articles of Association that are proposed to be adopted at the Annual General Meeting (“AGM”) by Resolution 15 reflect certain provisions of the Companies Act 2006 (the “2006 Act”) which will be in force at the time of the AGM. In addition to modifications to reflect the 2006 Act, it is proposed that some amendments to the Articles of Association be adopted to update the Articles in line with common listed company practice.
A summary of the main differences between the current and the proposed new Articles of Association is set out below. This summary has been prepared in order to assist shareholders in understanding the rationale for and substance of the proposed amendments. The number identifying each Article, unless otherwise indicated, corresponds to the numbering used in the new Articles of Association.
A copy of the current and new Articles of Association that reflect these changes will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company from the date of posting this document up to and including the date of the AGM. Copies will also be available at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on the morning of the AGM from 15 minutes prior to the meeting until its conclusion.
1. Definitions (Article 1)
Article 1 is amended to insert the definitions of “the 1985 Act”, “the 2006 Act” and “the Acts” to cater for the fact that the 2006 Act is being brought into force and the Companies Act 1985 (“the 1985 Act”) is being repealed in stages between January 2007 and October 2008. Consequential amendments are made across the Articles of Association to reflect the inclusion of these new definitions.
A definition of “electronic address” is inserted to replace the current definition of “address”. This definition corresponds with the definition of address in Section 1148 of the 2006 Act and is inserted as the term is used frequently in the new Articles of Association.
The definition of “electronic communication” is deleted as this relates to a provision in the 1985 Act which has been repealed. Instead, the definitions of “electronic form” and “electronic means” are inserted to reflect the new terms under the 2006 Act.
The amendments to Article 1(6) clarify that, for the purposes of the Articles of Association, documents and information which are sent electronically or placed on a website by the Company are “in writing”.
2. Disclosure of interests (Articles 44 and 152)
The provisions relating to the disclosure of interests in shares contained in the 1985 Act were repealed in January 2007. Section 793 and related sections of the 2006 Act which contain the corresponding company investigation powers previously contained in Section 212 of the 1985 Act were brought into force simultaneously. Articles 44 and 152 are amended to reflect the replacement of Section 212 of the 1985 Act with Section 793 of the 2006 Act.
3. Notice of general meetings (Articles 64 and 65)
Article 64 is amended to cater for the new provision regarding notice periods set out in the 2006 Act. The 2006 Act reduces the minimum notice period for all extraordinary general meetings to 14 clear days and the amendments to Article 64 allows the Company to take advantage of such provision. Article 64 also reflects shareholders’ ability to send documents, notices and information to an electronic address given by the Company in a notice, subject to any conditions or limitations specified by the Company in the notice.
The amendments to Article 65 deal with situations where, due to circumstances beyond the control of the Company, a notice of meeting is not received by a shareholder. The amendment will ensure that such failure to give notice does not invalidate the proceedings of the meeting.
4. Safety and security of general meetings (Articles 70 and 71)
New Articles 70 and 71 are proposed to allow for appropriate security measures to be taken in order to secure the safety of the people attending a general meeting.
5. Persons entitled to attend and speak (Article 72)
Article 72 is updated to allow the Chairman discretion to permit other persons who are not members to attend and speak at a meeting.
6. Satellite meetings (Articles 73 and 74)
New Articles 73 and 74 enable arrangements to be made to allow simultaneous attendance at general meetings at satellite meeting places, for example, by way of video link, so long as the Chairman is satisfied that adequate facilities are available to ensure that members or proxies attending the meeting in satellite meeting places can participate in the business of the meeting.
7. Adjournment (Article 75)
The provisions on adjournment have been updated to authorise the Chairman to adjourn the meeting, without the consent of the meeting, if such an adjournment is, in the Chairman’s opinion, necessary to ensure that there is sufficient room for all members and proxies who wish to attend, to preserve orderly conduct of the meeting, to protect the safety of any person attending or to ensure the business of the meeting can be properly carried out.
8. Amendments to resolutions (Articles 76 and 77)
Articles 76 and 77 update the provisions on amendments to resolutions to bring the Company in line with common listed company practice and to clarify the situations in which resolutions may be amended.
9. Polls (Article 78)
Article 78 is amended in order to make it clear a poll may be demanded before a show of hands as well as immediately after the result of a show of hands and in order to allow Directors the ability to demand a poll.
10. Votes of members (Article 85)
Article 85 has been amended to reflect the fact that under the 2006 Act, a proxy will also be able to vote on a show of hands. The wording is in line with Section 284(2) of the 2006 Act.
11. Proxies (Articles 90 — 96)
Article 90 is amended to reflect the position under the 2006 Act that a member may appoint more than one proxy in relation to a meeting. New language has been inserted requiring a member who appoints more than one proxy to specify the number of shares that each proxy can vote and to ensure that no proxy is appointed to exercise rights which any other proxy has been appointed by that member to exercise. Article 91 provides that if a member does appoint multiple proxies in respect of the same share for the same meeting, none of those appointments shall be treated as valid.
As noted above, the 2006 Act provides that when a company has given an electronic address in a notice of meeting or proxy, the company is treated as having accepted that communications in relation to that meeting or proxy can be sent to that electronic address. Article 93 is amended to enable the Company to receive appointments of proxies in electronic form, subject to the conditions or limitations which are specified in the notice of meeting. Articles 94 and 96 in relation to the receipt of proxies are amended to bring them in line with the language used under the 2006 Act.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

Appendix
continued
In line with the 2006 Act, a proxy appointment or termination must be received not less than 48 hours before the time of the meeting or, in the case of a poll taken more than 48 hours after the meeting, not less than 24 hours before the time appointed for taking the poll.
12. Corporations acting by representatives (Article 97)
Article 97 is amended in line with the provisions of the 2006 Act. Under the 2006 Act, multiple corporate representatives may be appointed, but if they purport to exercise their rights in different ways, then the power is treated as not being exercised.
13. Sending of notices, documents and information (Article 150)
Article 150 will provide the Company with a general power to send or give any notice, document or information to any member by a variety of methods such as in person, by post or in electronic form (such as by email), or by making it available on the Company’s website depending on the individual member’s preference. In addition to any notice, document or information which is specifically required to be supplied under the 2006 Act or the Articles of Association, Article 150 will also allow the Company to send any other document or information to members by the variety of methods described above.
If the Company gives any notice, or sends any document or information to its members by making it available on the Company’s website, it must comply with the requirements under Article 150(2). The Company will be able to ask each individual member for his or her consent to receive communications from the Company via its website. If the member does not respond to the request for consent within 28 days, the Company may take that as consent by the member to receive communications in this way. When the Company makes a document available on its website, it must notify each member who has consented (or is deemed to have consented) to receive documents via the website, either by post or by email (if the member has previously provided their email address), that the document has been made available on the website. A member who has received a document electronically can request a hard copy of any document at any time. Members can also revoke their consent to receive electronic communications at any time.
In relation to joint holders of shares, Article 150(3) provides that the agreement of the first-named holder on the register of members to accept notices, documents or information electronically or via a website will be binding on the other joint holders.
Article 150(4) caters for situations where the provision of corporate information by electronic means may amount to a breach of securities laws of another jurisdiction. The effect of this Article is to permit the Company not to give or send any notice, document or information to any member whose registered address is not within the UK unless that member has given a nonelectronic address within the UK. Article 150(6) also allows the Company to send hard copies if it needs to restrict the circulation of information in certain circumstances, such as for US securities law reasons.
14. Provisions about notices and deemed delivery (Articles 154 — 158)
Article 155 sets out when notices, documents or information given or sent by the Company to its members are deemed to be delivered.
Article 156 governs the manner in which the Company gives notices to a person entitled to a share as a result of the death or bankruptcy of a member and is amended to cover both documents and information.
New Article 158 is inserted to deal with the validation of documents in electronic form by members where required by the Articles of Association.
15. Indemnity (Article 161)
Article 161(b) is amended in line with the 2006 Act to extend the scope of potential indemnities which may be granted to directors of pension trustee companies. Under Section 235 of the 2006 Act, a director of a pension trustee company can be indemnified by the pension trustee company itself or an associated company against liability incurred in connection with the company’s activities as a trustee of the scheme. The indemnity cannot extend to liabilities to pay criminal or regulatory fines or to defending criminal proceedings in which the director is convicted. We have also amended Article 161(a) and (c) to make it clear that this Article extends to directors of associated companies as well as to Directors of the Company.
British Sky Broadcasting Group plc
Notice of Annual General Meeting 2007

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone 0870 240 3000
Overseas +44 20 7705 3000
Facsimile 0870 240 3060
www.sky.com
Registered in England No. 2247735

CarbonNeutral® company
This report is produced on material which contains 50% recycled and de-inked pulp from post-consumer waste. The remaining 50% is made up of Forest Stewardship Council (FSC) virgin fibre and pulp.

Exhibit B

British Sky Broadcasting Group plc
		Admission card				2007 Annual General Meeting Form of Proxy
			+						+
British Sky Broadcasting Group plc			Reference Number	Card I.D.		Account Number
2007 Annual General Meeting
Form of Proxy for 2007 Annual General Meeting of British Sky Broadcasting Group plc

You may appoint a proxy electronically, instead of using this form. Guidance notes are given on this form and in the accompanyingNotice of Annual General Meeting.

I/We the undersigned, being (a) member(s) of British Sky Broadcasting Group plc (the “Company”) hereby appoint the Chairman of the Meeting (see note 1) or

The 2007 Annual General Meeting of British Sky Broadcasting Group plc will take place at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on Friday 2 November 2007 at 9.00am.			as my (our) proxy to vote for me (us) on my (our) behalf at the Annual General Meeting of the Company to be held on Friday 2 November 2007 at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD at 9.00am and at any adjournment thereof. The proxy should be directed to vote (or abstain from voting) as he/she thinks fit on any resolutions on which no direction is given and on any other business which arises at the meeting.

If you attend the meeting, please bring this attendance card with you. It will help to ensure that you gain admission as quickly as possible. A location map is on the reverse of this card.			Please indicate your vote by marking the appropriate boxes in black ink like this: ☑

			Resolutions			For	Against	Withheld

			01	To receive the financial statements for the year ended 30 June 2007, together with the report of the Directors and Auditors thereon		☐	☐	☐

			02	To declare a final dividend for the year ended 30 June 2007		☐	☐	☐

			03	To reappoint Jeremy Darroch as a Director		☐	☐	☐

			04	To reappoint Andrew Higginson as a Director (Member of the Audit Committee)		☐	☐	☐

			05	To reappoint Gail Rebuck as a Director (Member of the Audit Committee)		☐	☐	☐

+		+	06	To reappoint Lord Rothschild as a Director (Member of the Corporate Governance and Nominations Committee)		☐	☐	☐

Shareholder Communications Election Form			07	To reappoint David F. DeVoe as a Director		☐	☐	☐

Shareholder reference	0939-018-7		08	To reappoint Rupert Murdoch as a Director		☐	☐	☐

Please refer to additional information overleaf			09	To reappoint Arthur Siskind as a Director (Member of the Corporate Governance and Nominations Committee)		☐	☐	☐
In Resolution 15, the Company is seeking shareholders’ approval to adopt new articles of association enabling it to take advantage of recent changes in legislation which mean that the Company is now able to offer shareholders the opportunity to receive shareholder documentation via its website. If passed, you will be able to choose whether to receive a notification either by email or post that the Company’s financial documents (and other documentation and information generally sent to shareholders) are available on the Company’s website, or to receive a hard copy of the documents. Please select one of the following options:

			10	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration		☐	☐	☐

Option 1: Website communication with electronic notification			11	To approve the Report on Directors’ Remuneration for the year ended 30 June 2007		☐	☐	☐

If you no longer require hard copy documents and wish to receive electronic notification of the availability of shareholder documents on the Company’s website, please register at www.shareview.co.uk if you have not already done so (in which case there is no need to return this form), or alternatively, tick the box below, fill in your email address as indicated, and return this form in the envelope provided by 31 October 2007.
			12	To authorise the Company and its subsidiaries to make political donations and incur political expenditure		☐	☐	☐

Ticking this box and providing your email address will result in you joining the Shareview Service,which can be found online at www.shareview.info/terms, in accordance with its terms and conditions:		☐	13	To authorise the Directors to allot shares under Section 80 Companies Act 1985		☐	☐	☐

			14	To disapply statutory pre-emption rights (Special Resolution)		☐	☐	☐

My email address is: ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
			15	To adopt new articles of association (Special Resolution)		☐	☐	☐

Option 2: Website communication with hard copy notification

If you no longer require hard copy documents (and have not previously registered at www.shareview.co.uk) and require hard copy notification of the availability of shareholder documents on the Company’s website, you do not need to take any further action. You will then receive hard copy notification at the relevant times.
This form should be returned in the envelope provided by 9.00am on 31 October 2007.
				Date	Signature(s)		Product I.D.

Option 3: Hard copy documents

To continue to receive documents in the traditional paper form, please tick this box and return this form in the envelope provided by 31 October 2007.		☐	+				0938-017-0		+

You can change your instructions at any time by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.
+		+	This form should not be used for any comments, change of address, or other queries. Please send a separate instruction.

Notes to the Form of Proxy
01	A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.

02	To be valid, your signed and dated Form of Proxy must be completed, signed and deposited together with any power of attorney or authority under which it is signed or a certified copy of such power or authority (whether delivered personally or by post), at the offices of the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UQ as soon as possible and no later than 9.00am on 31 October 2007. In the case of a corporation, the Form of Proxy should be exercised under its common seal and/or by the hand of a duly authorised officer or person. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last sent shall be treated as replacing and revoking the others in their entirety as regards that share. If the Company is unable to determine the one which was last sent, none of them shall be valid in respect of that share.

03	The “vote withheld” box is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “for” and “against” a resolution but will be counted to establish if a quorum is present.

04	If you would like to submit your proxy vote via the internet, you can do so by accessing the link at www.shareview.co.uk and thereafter choosing the appropriate options. Before you can submit your vote via the internet you will be asked to agree to certain terms and conditions. You will require your Reference Number, Card ID and Account Number printed on the Form of Proxy to log in. You can access this site from any internet enabled computer with Internet Explorer 4 or Netscape 4, or above. To be valid, your proxy vote must be submitted and received via www.shareview.co.uk by 9.00am on 31 October 2007.
05	Only those shareholders registered in the register of members of the Company at 6.00pm on 31 October 2007 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6.00pm on 31 October 2007 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

06	In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the relevant joint holding.

07	To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 7RA01) by 9.00am on 31 October 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST System) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

08	If the Form of Proxy is returned without indication as to voting, or if any other business arises at the meeting, the proxy can exercise his/her discretion as to whether, and if so how, he/she votes.

09	Return of this Form of Proxy will not prevent a registered shareholder from attending the meeting and voting in person.

How to get to the venue:

National Rail The RIBA is in easy reach via London Underground from all London National Rail Stations.
Underground The nearest underground stations are:
Regent’s Park (Bakerloo line) Great Portland Street (Circle, Metropolitan and Hammersmith and City lines)
Oxford Circus (Victoria Line, Central and Bakerloo lines).
By car Details of parking in the area surrounding RIBA can be found at www.masterpark.org.uk.
Shareholder Communications Election Form: additional information
The provisions of the Companies Act 2006 (the ‘Act’) allow shareholders to have more choice in how companies communicate with them. The Act contains provisions permitting the use of electronic communications to a greater extent than was previously possible. In particular, it is now possible for companies to provide documentation and communications to shareholders via their website unless they have specifically opted to receive hard copies. These changes in legislation not only recognise the importance of the internet in communicating in a timely manner, but they also enable us to reduce costs and the environmental impact of our business.
Please refer to the explanatory notes for Resolution 15 in the Notice of Annual General Meeting for information about the changes to communications between the Company and its shareholders under the Act.
Please note that if you do not return this form or register online at www.shareview.co.uk before 31 October 2007, you will be treated as having selected option 2 overleaf (unless you have previously registered online at www.shareview.co.uk, in which case you will be deemed as having selected option 1 overleaf).
You may change your instructions at any time by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.
Please note that the Company reserves the right to send any documents in hard copy form should it feel it is appropriate to do so and it will continue to send certain documents to shareholders by post including share certificates, dividend cheques, dividend payment vouchers and tax vouchers.

Exhibit C
RESOLUTIONS
1	To receive the financial statements for the year ended 30 June 2007, together with the report of the Directors and Auditors thereon

2	To declare a final dividend for the year ended 30 June 2007

3	To reappoint Jeremy Darroch as a Director

4	To reappoint Andrew Higginson as a Director (Member of the Audit Committee)

5	To reappoint Gail Rebuck as a Director (Member of the Audit Committee)

6	To reappoint Lord Rothschild as a Director (Member of the Corporate Governance and Nominations Committee)

7	To reappoint David F. DeVoe as a Director

8	To reappoint Rupert Murdoch as a Director

9	To reappoint Arthur Siskind as a Director (Member of the Corporate Governance and Nominations Committee)

10	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration

11	To approve the Report on Directors’ Remuneration for the year ended 30 June 2007

12	To authorise the Company and its subsidiaries to make political donations and incur political expenditure

13	To authorise the Directors to allot shares under Section 80 Companies Act 1985

14	To disapply statutory pre-emption rights (Special Resolution)

15	To adopt new articles of association (Special Resolution)

British Sky Broadcasting Group plc

Annual General Meeting Instructions to The Bank of New York, as Depositary (Must be received prior to 5:00 pm (New York City time) on October 26, 2007)
The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on September 26, 2007 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on November 2, 2007 in respect of the resolutions specified on the reverse.
NOTE:
Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.

To include any comments, please mark this box. ☐
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.